January 7, 2005


Mr. Scott F. Drill
President and Chief Executive Officer
Insignia Systems, Inc.
6470 Sycamore Court    North
Maple Grove, MN   55369

Re:	Insignia Systems, Inc.
	Registration Statement on Form S-3 filed on December 23, 2004 File No.: 333-121587

Dear Mr. Drill:

	This is to advise you that the review of the above registration statement has been limited to monitoring the prospectus disclosures under "Selling Shareholders" and "Plan of Distribution" and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 7
1. Please clarify the reason(s) why Bear Stearns Securities Corp. is included in the table and the amount of securities being offered for resale by them. Confirm supplementally that they are not registered broker dealers or affiliates of broker-dealers. We may have further comments after we review your response.
2. Please confirm supplementally that none of the selling shareholders listed in the table are registered broker-dealers or affiliates of broker-dealers. We remind you that any selling shareholders listed in the table who are also registered broker-dealers are "underwriters" in this offering and should be identified.

	No further review of the registration statement has been nor will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities
Act
of 1933 has been included.

	You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision.
Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Dorine H. Miller at
(202)
942-1949.

							Sincerely,



							Pamela A. Long
							Assistant Director





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Mr. Scott F. Drill
Insignia Systems, Inc.
January 7, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE